December 22, 2010
VIA EDGAR AND OVERNIGHT MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel, Branch Chief

Re:	CKX, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 16, 2010
File No. 1-34794
Dear Ms. Cvrkel:
     In connection with the Staff’s comment letter dated December 15, 2010 regarding CKX, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), the Company’s Form 10-K/A filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 (the “Form 10-K/A”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2010 (the “Form 10-Q”), I hereby submit the Company’s response. The Staff’s comments are reproduced in their entirety below in bold, and the responses thereto are set forth after each comment.
Form 10-K for the fiscal year ended December 31, 2009

Consolidated Statements of Cash Flows, page 56
1.	Reference is made to the caption “non-cash interest expense included in adjustments to reconcile net income to net cash provided by operating activities”. Please explain to us and revise the notes to the financial statements to disclose the terms of the debt arrangement which allow for the deferral of interest payments and how such non-cash interest expense and subsequent payments, if any, are accounted for within your financial statements. Your response should include the terms of the debt arrangement which allow for the deferral of interest and the method for which interest is to be repaid. Please note that such debt arrangements are, in substance, interest payable in kind arrangements (PIK interest) and any subsequent payments of PIK interest should be classified as operating cash outflows. Refer to ASC 230-

10-45-17d and 28a for guidance. Please advise or revise your consolidated statements of cash flows accordingly.
     The amount included as “non-cash interest expense” in “adjustments to reconcile net income to net cash provided by operating activities” reflects the amortization of deferred financing costs we incurred at the inception of our existing credit facility in 2006. We will change the caption to “amortization of deferred financing costs” in future filings to clarify that these amounts do not relate to an interest payable in kind type arrangement.
Exhibits, page 86
2.	We note that you filed new employment agreements with Mr. Tytel, Mr. Benson, and Mr. Slater on March 15, 2010 as Exhibits 10.1, 10.2, and 10.3 to Form 8-K. Please include these agreements in your list of exhibits or please advise.
     Due to our oversight, the list of exhibits in the Form 10-K was not updated to include the new employment agreements filed the previous day on Form 8-K. We will correct the list of exhibits to be filed with our annual report on Form 10-K for the fiscal year ending December 31, 2010.
Signatures, page 90
3.	Please amend your filing to have the 10-K signed by your principal accounting officer or controller. Additionally, please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer so that they sign the Form 10-K not only on behalf of the registrant but also in their individual capacities. Refer to General Instructions D(2)(a) of Form 10-K.
     Our principal financial officer, Mr. Thomas P. Benson, also serves as our principal accounting officer. We identified Mr. Benson as principal accounting officer on the signature pages for our quarterly reports on Form 10-Q for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010, and we will make sure that his signature is noted as such in all future filings. Due to an additional oversight, the second half of the signature page did not include signatures of our principal executive officer, principal financial officer and principal accounting officer. We would like to note that the annual certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which were filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to the Form 10-K, were signed by our principal executive officer, principal financial officer and principal accounting officer in their individual capacities and that, by signing these certifications, the officers are subject to substantially the same liability as they would be by signing the Form 10-K in their individual capacities. In addition, we would like to note that Mr. Robert F.X. Sillerman, who was our principal executive officer at the time of the filing of the Form 10-K, is no longer employed by the Company. Due to these factors, we would respectfully request that the Staff rely on the annual certifications signed by the individual officers at the time of the filing of the Form 10-K and our assurance that our principal executive officer, principal financial officer and principal accounting officer will sign future Form 10-K filings both on our behalf and in their individual capacities.
Form 10-Q for the quarterly period ended September 30, 2010

Note 15. Commitments and Contingencies, page 18

Ryan Seacrest Agreement, page 19
4.	We note from your disclosure that the Company has agreed with Fox on the compensation related to Mr. Seacrest’s services on American Idol and received payment for compensation related to the 2010 season in November 2010. We also note that the amount contributed by Fox is less than the amount guaranteed by the Company to Mr. Seacrest, and as a result the Company bore the shortfall for the 2010 season. In this regard, please tell us and disclose the amount contributed by Fox and the shortfall bore by the Company for the 2010 season. Also, disclose the shortfall expected for the 2011 and 2012 season between the amount received from Fox and the amounts guaranteed by the Company to Mr. Seacrest. Furthermore, please explain to us why you believe it is appropriate to record such amounts as revenue rather then as expense (e.g. against cost of sales). We may have further comment upon receipt of your response.
     The Company co-owns the IDOLS brand and related intellectual property and co-produces the American Idol show with FremantleMedia. The American Idol show is broadcast by Fox pursuant to a license granted by the Company and FremantleMedia. The Company’s arrangements with respect to the American Idol brand generates a significant portion of our revenue and gross profit. For the year ended December 31, 2009, American Idol (including television, production, foreign syndication, sponsorship, licensing and touring) generated $79.2 million of revenue and $60.6 million of gross profit for the Company.
     In recognition of Mr. Seacrest’s value to the American Idol broadcast and his talents and popularity in the entertainment world, the Company, in July of 2009, entered into an agreement with Mr. Seacrest which secured his availability to host American Idol for the 2010, 2011 and 2012 seasons. This arrangement also secured Mr. Seacrest’s prime time network television exclusivity for potential newly developed entertainment projects over a three-year period. To date, no new project has been developed under this arrangement. Under the terms of this arrangement, the Company will pay Mr. Seacrest a total of $45 million over the course of the three seasons. Upon securing Mr. Seacrest’s services, the Company commenced negotiations with Fox related to a fee to be received by the Company for Mr. Seacrest’s services as the host of American Idol. The Company and Fox ultimately agreed to a fee arrangement of $5 million for Mr. Seacrest’s services as host of American Idol for each of the 2010, 2011 and 2012 seasons.
     As of September 30, 2010, the Company has paid $30.7 million of the total amount due to Mr. Seacrest with the remaining $14.3 million to be paid in equal monthly installments through December 2012. The amounts paid to Mr. Seacrest are recognized as expense during the periods in which Mr. Seacrest provides services related to this arrangement. During the first and second quarter of 2010, we recognized a total expense of $15 million. This period coincided with the airing of American Idol on Fox and the period in which we recognized revenue relating to the American Idol broadcast portion of our licensing arrangement. During that period we also recognized $5 million of revenue related to the host fee arrangement agreed to by Fox. The difference between the amount of expense related to the arrangement between the Company and Mr. Seacrest and the arrangement between the Company and Fox related to Mr. Seacrest’s services as host, was recognized as incremental expense. We expect to record $10 million of incremental expenses during each of the first six months of 2011 and 2012, which coincides with the anticipated broadcast periods for American Idol.

     In determining whether to record the amount due from Fox for Mr. Seacrest’s host services as revenue or against expense, we referred to the guidance in Financial Accounting Standards Board (FASB) Codification 605-45, Revenue Recognition — Principal Agent Considerations. We evaluated the criteria to determine if the fee received from Fox for Mr. Seacrest’s services as a host of American Idol should be reported as revenue (gross) or as offset against expenses ( net) and determined that based on the relevant factors, reporting the fee received by Fox for Mr. Seacrest’s services as revenue was appropriate because of the following indicators as outlined in the guidance:
•	The Company is the primary obligor in the arrangement. We are the principal party that directly negotiated the arrangement with Mr. Seacrest. As a result of the arrangement, Mr. Seacrest is a contractual employee of the Company and is obligated to the Company with respect to his services on American Idol and any other potential prime time network television entertainment projects.

•	The Company has credit risk. We are responsible for collecting the fee for Mr. Seacrest’s services from Fox and are obligated to pay the agreed-upon compensation to Mr. Seacrest for his services regardless of whether Fox agreed to pay the Company a fee for Mr. Seacrest’s services.

•	The Company has general inventory risk. While physical product is not involved in the arrangement, ASC 605-45-45-7 states: “A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual services provider for work performed regardless of whether the customer accepts the work.” The Company meets this standard in that it is obligated to pay Mr. Seacrest regardless of whether Fox agrees to a fee or American Idol is broadcast.

•	The Company is involved in the determination of the service specifications. The Company, through its ownership interest in the American Idol brand and its contractual obligations with Mr. Seacrest, has the right to determine the manner and use of Mr. Seacrest’s role in the production and broadcast of American Idol on Fox.
     We will disclose in future filings the amount contributed by Fox and the shortfall for the 2010 season and for the shortfalls expected for the 2011 and 2012 seasons.
Form 10-K/A filed April 30, 2010
General
5.	We note that in response to our comments on your Form 10-K/A for the fiscal year ended December 31, 2008 you agreed to disclose in future filings starting with your 2009 proxy statement the companies that make up the subset of your full peer group and the parameters of the subset. It does not appear, however, that this disclosure was included in the definitive proxy statement filed on November 3, 2009. Please advise.
     In 2009, the compensation committee of our board of directors (the “Compensation Committee”) did not use a subset of our full peer group in considering the form and structure of compensation elements, but rather used the entire peer group for such analysis.

6.	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     At the time of the filing of the Form 10-K/A, we had not yet formally analyzed our compensation policies and practices as they relate to risk management. In subsequent months, we have performed such an analysis and included disclosure regarding our risk management efforts beginning on page 13 of our Definitive Proxy Statement on Schedule 14A filed with the Commission on November 3, 2010 (the “Definitive Proxy Statement”). That disclosure describes the oversight role performed by our board of directors as well as the oversight of risk management by our board committees under each committee’s area of responsibility. The disclosure in the Definitive Proxy Statement also confirms that the Compensation Committee concluded for 2009 that none of our compensation practices and procedures is reasonably likely to create a materially adverse risk to us.
Executive Officers and Directors of CKX, Inc., page 4
7.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director in light of your business and structure. Refer to Rule 401(e)(1) of Regulation S-K.
     With respect to the requirement to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the persons named should serve as directors in light of our business and structure, we note that we have included such disclosure for each director and/or director nominee on pages 11 and 12 of the Definitive Proxy Statement. We will also include similar disclosure in our future filings.
Compensation Discussion and Analysis, page 7
General
8.	We note your disclosure in the second paragraph on page 8 that in determining the salaries for Messrs. Tytel and Benson you “reviewed the salaries of other executives holding similar positions, with comparable experience at similarly situated companies.” We also note your disclosure in the carryover paragraph starting on page 8 that you used additional data from the public filings in other media and entertainment companies in establishing annual incentives. Please revise to list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
     The companies that were used for comparative, analytical purposes in connection with the consideration of our key executive’s salaries in 2010 included 4Kids Entertainment, Inc.; Cablevision Systems Corporation; DreamWorks Animation SKG, Inc.; Gaiam, Inc.; Lions Gate Entertainment Corp.; Live Nation, Inc.; Marvel Entertainment, Inc.; Sirius XM Radio, Inc.; and World Wrestling Entertainment, Inc. These are the same companies comprising our “peer” group, which is listed on page 8 of our Form 10-K/A. In addition to the peer group companies, the Compensation Committee reviewed the incentive compensation arrangements for staff executives at The Walt Disney Company, Time Warner, and Comcast. Although all three of those companies operate in the entertainment industry, because of their size, which is significantly larger than the Company, the Compensation Committee does not view them as being comparable. The structure, but not the levels, of the incentive compensation arrangements at those companies as they pertained to positions comparable to Messrs. Tytel and Benson’s positions were of interest. They did not, however, play a significant role in determining the compensation levels for the positions in question.
     The Compensation Committee believes that there are no companies that are exactly comparable to us. The companies comprising the peer group, however, are all entertainment-based, and in that regard the Compensation Committee considers these companies to be reasonably comparable to us in terms of business purpose. The Compensation Committee also believes that these companies are representative of the market place for executive talent in which we compete. The key executive compensation structures and levels reported by these companies were taken into account in determining the mix and level of compensation for each of our key executives. Other factors taken into account included the scope and impact and complexity and difficulty of each of position, the specialized knowledge that each incumbent possesses that is of particular value to our company, the performance of each incumbent, and the criticality of the incumbent to the short- and long-term success of the company. Specific weights were not assigned to each factor; rather the Compensation Committee evaluated all of these factors in total in making its determinations on base salary levels, target and maximum bonus opportunities and long-term incentive compensation opportunities for each of our executives. In describing the companies to which we benchmark, we will include this enhanced disclosure in future filings.
2009 Summary Compensation Table, page 15
9.	With respect to the stock awards reported in the stock awards column, please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Please also similarly revise the Director Compensation table on page 23. Refer to Instruction to Item 402(k).
     With respect to the stock awards reported in the stock awards column of the 2009 Summary Compensation Table, we inadvertently omitted in the relevant footnote (#15) a cross reference to the valuation assumptions included in note 12 to our consolidated financial statements contained in the Form 10-K. Please note that the footnotes with respect to the option awards reported in the option awards column of the 2009 Summary Compensation Table do contain such a reference to note 12 to our consolidated financial statements. We believe that a reader of the Form 10-K/A would readily have access to the proximate disclosure regarding the valuation assumptions with respect to stock awards contained in note 12 to our consolidated financial statements by virtue of the references to such note contained elsewhere in the footnotes to the 2009 Summary Compensation Table. We will make sure that in future filings the valuation assumptions are appropriately referenced in the footnote to the stock awards described in the Summary Compensation Table.
     With respect to the requirement to provide a reference to the valuation assumptions used for the stock awards reported in the Director Compensation table, we note that we have included the appropriate references to note 12 to our consolidated financial statements on page 18 of the Definitive Proxy Statement. We will also include the appropriate reference in our future filings.

Compensation of Non-Employee Directors, page 22
10.	Please revise the Director Compensation table to reflect that the amounts listed in the Stock Awards column represent the aggregate grant date fair value.
     With respect to the omission of a reference to the aggregate grant date fair value of the amounts listed in the Stock Awards column of the Director Compensation table, we note that we have revised footnote 2 to the Director Compensation table on page 18 of the Definitive Proxy Statement to reflect that these amounts represent the total fair value on the grant date. We will also include the appropriate reference in our future filings.
Certain Other Relationships, Related Transactions and Director Independence, page 25
11.	Please revise to include the information required by Item 404(b) of Regulation S-K or please advise.
     With respect to the requirement to disclose the information required by Item 404(b) of Regulation S-K, we note that we have included a description of our approval process with respect to related party transactions on page 26 of the Definitive Proxy Statement. We will also include similar disclosure in our future filings.
Other
     We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing ;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from the taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,
/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Executive Vice President and Treasurer